Exhibit 99.1

Navios Maritime Holdings Inc. Announces Change of Third Quarter Dividend Payment Date

PIRAEUS, GREECE - December 3, 2012- Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) announced that its Board of Directors approved a change in the payment date of the company’s regular quarterly shareholder dividend of $0.06 per share to December 27, 2012. This dividend for the third quarter was previously scheduled to be paid on January 4, 2013. The record date associated with this dividend payment remains unchanged at December 18, 2012.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com